

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

Via E-mail
Michael L. Gravelle, Esq.
Corporate Executive Vice President
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

Re: Fidelity National Information Services, Inc.
Registration Statement on Form S-4
Filed June 4, 2012
File No. 333-181871

Dear Mr. Gravelle:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information Incorporated by Reference, page i

1. Please specifically incorporate by reference each Current Report on Form 8-K filed since the end of your last fiscal year. See Item 11(a)(2) of Form S-4.

Forward-Looking Statements, page ii

2. We note that you reference the "U.S. federal securities laws" to define "forward-looking statements." Please confirm to us your understanding that the safe harbor for forward-looking statements contained in Securities Act Section 27A is unavailable to statements made in connection with tender offers.

Item 22. Undertakings, page II-21

3. Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Signatures, page II-45

4. Please include the signature of the principal financial officer and principal accounting officer or controller for Metavante Payment Services, LLC. See Instruction 1 to Signatures of Form S-4.

Exhibits 5.1 through 5.15

5. We have the following comments with respect to the legal opinions filed as exhibits to the registration statement.

- Please file Attachment B to the legal opinions filed as exhibits 5.4, 5.5, 5.12 and 5.13.

- Please delete the limitation on reliance contained in either the penultimate or closing paragraphs of the opinions filed as exhibits 5.8, 5.9, 5.10, 5.11, 5.14 and 5.15, as purchasers of the securities may rely on counsels' opinions. See Section II.B.3.d of Staff Legal Bulletin No. 19.

- Please remove assumption (h) on page 2 of the opinions filed as exhibits 5.8 and 5.9, as such assumption is inappropriate.

- Please revise assumption (B) on page 4 of the opinions filed as exhibits 5.10 and 5.11 to exclude from the assumption the entity that is the subject of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Michael Kim, Esq.
        Kirkland & Ellis LLP